Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530 6184

August 17, 2017

Securities and Exchange Commission

Washington, D C 20549

Terry French and Larry Spirgel, Asst. Director

AD Office 11-Telecommunications

Re: Helix TCS, Inc.

Amendment No. 1 to Form 10-12G

SEC Comment Letter Dated February 23, 2017

Dear Mssrs. French and Spirgel,

In response to your comment letter dated February 23, 2017, the company has filed Amendment No. 2 to the Form 10, and we are providing the following responses (with a marked copy herewith):

1. Please update the financial statements and other information in the filing to include audited financial statements for the year ended December 31, 2016.

RESPONSE:

The Company has incorporated its 10-K/A filed with the Securities and Exchange Commission on July 7, 2017. The Form 10 Amendment No.2, includes the audited financial statements for the year ended December 31, 2016, please refer to pages F-1 through F-36.

Financial Statements for the fiscal year ended December 31, 2015

Note 13 - Subsequent Events, page F-14

2. With regard to your response to our prior comment six:

You state that you do not believe you acquired a business in accordance with Article 11 of Regulation S-X since you have “transformed the assets of Revolutionary into business lines that were not employed by Revolutionary prior to the transaction.”

However, on page 13 of your Form 10, filed on February 13, 2017, you state, “Revolutionary Software, LLC created Cannabase, a network for licensed cannabis businesses. The Company will operate Cannabase as a separate line of business.” Please explain this apparent inconsistency.

RESPONSE:

While this may appear to be an inconsistency on the surface it is in fact not. Cannabase was a tradename used for an attempt to build an online community. There was virtually no revenue created from this effort. The Helix TCS, Inc., (the “Company”) has and will continue to spend significant capital to attempt to develop this online community into a “separate line of business”. The Company intends to do this by writing new software code, hiring salespeople, and moving into other states – none of which was occurring in the original business of the acquiree, Revolutionary Software, LLC. The business was not scalable on a multi-regional basis due to it being limited to the cannabis industry which is local to certain states. The revenues generated since the acquisition have been generated from an advertising business model that was not in effect at Revolutionary Software, LLC.

In summary, the Company remains confident of its assessment that it did not acquire a business and the Company has had to (and will continue to) invest substantial capital to transform the software assets acquired to a new business model, and has focused on new business direction that was not intended by the Revolutionary Software LLC given the prior architecture focus of the software. Revolutionary Software LLC did not have any systems, standards protocols or rules to apply to the acquired assets in the manner the Company intends to use the identified assets.

Please tell us in more detail about the expected use of the acquired assets to generate revenue and how this differs from the previous activities of Revolutionary Software. Also describe how you will use the Revolutionary software and intellectual properties in these new activities and the nature and extent of the effort needed to modify the acquired assets.

RESPONSE:

Revolutionary Software LLC attempted to create an online community in the State of Colorado and then attempted to broker transactions between members of that community over the phone and via email. These efforts were not successful in generating any repeatable consistent revenue.

Since the acquisition, the Company has begun work transforming the software code in multiple ways:

●	to allow for an advertising-based revenue model that did not previously exist;
●	to allow for the development of business in multiple states, which did not previously exist;
●	to mine data that can then be turned into research reports and sold to interested parties (bankers, investors, customers, etc.), which did not previously exist; and
●	to prepare for a wholesale marketplace, with online transaction capabilities, real-time inventory availability, and certified quality standards. None of these items existed previously.

To make the above business lines feasible will require the company to invest substantial time and monetary resources over the coming 12-24 months, in addition to the investments made since April 2016 to make the first two bullet points above possible. Sales, marketing, and software development resources are the primary types of activities that the Company has, and will continue to invest in to attempt to make the new Cannabase business lines successful.

We note that you recognized goodwill for this transaction which suggests that you accounted for the acquisition as a business combination using purchase accounting in accordance with ASC 805. In this regard, tell us why you believe you acquired a business under ASC 805 but not in accordance with Article 11 of S-X.

RESPONSE:

In accordance with the Company’s assessment, the Company did not acquire a “business” under the authoritative guidance cited. The Company has revisited our allocation of the consideration transferred for the assets acquired and have updated the financial statements accordingly. The consideration has been allocated among a group of intangible assets as described in Footnotes 6 and 9 to the revised December 31, 2016 audited financial statements included on Form 10-K/A. Subsequent to the acquisition of these assets, management determined that the vast majority of the acquired intangible assets were not able to be utilized in the business on a going forward basis and therefore needed to be impaired. The Company recorded an impairment charge during the second quarter of 2016 associated with the acquired intangible assets.

Financial Statements for the three and nine months ended September 30, 2016

Note 6 - Other Assets, page F-23

3. We note your response to our prior comment ten. Please explain why the goodwill balance on your balance sheet is $1,656,750, while Note 6 only discusses goodwill of $490,246.

RESPONSE:

The disclosures surrounding the asset acquisition has been updated to more appropriately reflect the transaction. Additionally, as described in our answer above, the consideration paid for the assets acquired has been allocated among the intangible assets as described in Footnotes 6 and 9 to the revised December 31, 2016 audited financial statements included on Form 10-K/A, accordingly there is no goodwill recorded as a result of the asset acquisition.

4. Please disclose the fair value attributed to the common stock of Helix issued to purchase the assets of Revolutionary Software.

RESPONSE:

As a result of the asset acquisition, the company has recorded a fair value of $944,875 attributable to the common stock issued pursuant to the purchase of the assets of Revolutionary Software.

5. You indicate in your response to comment six that you acquired certain intangible assets. Tell us the consideration given to allocating the purchase price to these intangible assets.

RESPONSE:

The purchase price was allocated over the relative fair value of the identified group of assets. The intangible assets acquired were in-process software, trade names, a database and web addresses. In determining the allocation of the purchase price to the intangible assets, the Company considered the focus of the development work pre-acquisition; the potential value of the assets to generate future revenues, within the context of the company’s new business model, once additional investments would be made by the Company to transform the assets; the potential value of the trade names given the growing interest in the cannabis industry in the United States; and the potential sale price of domain names.

Furthermore, during the second quarter for the year ended December 31, 2016, the Company performed the two-step indefinite lived impairment test and determined the in-process software and database acquired failed both tests.

We believe that this response addresses the comments presented.

If you have further questions, please let us know.

Sincerely

/s/ Michael A. Littman

Michael A. Littman

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